Exhibit 12.1

JETBLUE AIRWAYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three Months Ended March 31,
	2004	2003

Earnings:
Income before income taxes	$25,764	$30,052
Less: Capitalized interest	(1,576)	(1,021)
Add:
Fixed charges	24,211	17,291
Amortization of capitalized interest	134	112
Adjusted earnings	$48,533	$46,434

Fixed charges:
Interest expense	$9,491	$5,964
Amortization of debt costs	330	230
Rent expense representative of interest	14,390	11,097
Total fixed charges	$24,211	$17,291

Ratio of earnings to fixed charges	2.00	2.69